EXHIBIT 99.3

Q3

Supplementary Financial Information

Third Quarter 2009

BCE Investor Relations
Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

Bell

BCE Inc. (1)
Consolidated Operational Data

($ millions, except per share amounts) (unaudited)	Q3 2009	Q3 2008	$ change	% change		YTD 2009	YTD 2008	$ change	% change
Operating revenues	4,457	4,437	20	0.5%		13,085	13,185	(100)	(0.8%)
Cost of revenue, exclusive of depreciation and amortization	(1,152)	(1,087)	(65)	(6.0%)		(3,267)	(3,215)	(52)	(1.6%)
Selling, general and administrative expenses (A)	(1,418)	(1,512)	94	6.2%		(4,204)	(4,497)	293	6.5%
Net benefit plans cost	(86)	(69)	(17)	(24.6%)		(262)	(210)	(52)	(24.8%)
EBITDA (3)	1,801	1,769	32	1.8%		5,352	5,263	89	1.7%
EBITDA margin (4)	40.4%	39.9%		0.5	pts	40.9%	39.9%		1.0	pt
Depreciation	(636)	(619)	(17)	(2.7%)		(1,891)	(1,854)	(37)	(2.0%)
Amortization of intangible assets	(192)	(173)	(19)	(11.0%)		(576)	(542)	(34)	(6.3%)
Restructuring and other	(191)	(310)	119	38.4%		(445)	(664)	219	33.0%
Operating income	782	667	115	17.2%		2,440	2,203	237	10.8%
Other (expense) income	(24)	2	(26)	n.m.		(46)	30	(76)	n.m.
Interest expense	(171)	(193)	22	11.4%		(541)	(584)	43	7.4%
Pre-tax earnings from continuing operations	587	476	111	23.3%		1,853	1,649	204	12.4%
Income tax recovery (expense)	87	(82)	169	n.m.		(227)	(385)	158	41.0%
Non-controlling interest	(90)	(91)	1	1.1%		(254)	(254)	-	0.0%
Earnings from continuing operations	584	303	281	92.7%		1,372	1,010	362	35.8%
Discontinued operations	-	(23)	23	100.0%		(10)	(49)	39	79.6%
Net earnings	584	280	304	n.m.		1,362	961	401	41.7%
Dividends on preferred shares	(26)	(32)	6	18.8%		(81)	(94)	13	13.8%
Net earnings applicable to common shares	558	248	310	n.m.		1,281	867	414	47.8%
Net earnings per common share – basic
Continuing operations	$0.72	$0.34	$0.38	n.m.		$1.66	$1.14	$0.52	45.6%
Discontinued operations	$-	$(0.03)	$0.03	100.0%		$(0.01)	$(0.06)	$0.05	83.3%
Net earnings	$0.72	$0.31	$0.41	n.m.		$1.65	$1.08	$0.57	52.8%
Net earnings per common share – diluted
Continuing operations	$0.72	$0.33	$0.39	n.m.		$1.66	$1.13	$0.53	46.9%
Discontinued operations	$-	$(0.03)	$0.03	100.0%		$(0.01)	$(0.06)	$0.05	83.3%
Net earnings	$0.72	$0.30	$0.42	n.m.		$1.65	$1.07	$0.58	54.2%
Dividends per common share	$0.405	$-	$0.405	n.m.		$1.175	$0.365	$0.810	n.m.
Average number of common shares outstanding – basic (millions)	767.2	806.0				774.8	805.6
Average number of common shares outstanding – diluted (millions)	767.2	808.3				774.8	807.4

The following items are included in net earnings:
Net gains (losses) on investments
Continuing operations	36	(14)	50	n.m.		37	(12)	49	n.m.
Discontinued operations	(4)	(16)	12	75.0%		(7)	(36)	29	80.6%
Restructuring and other	(123)	(210)	87	41.4%		(291)	(455)	164	36.0%
Total	(91)	(240)	149	62.1%		(261)	(503)	242	48.1%
Impact on net earnings per share	$(0.12)	$(0.29)	$0.17	58.6%		$(0.34)	$(0.62)	$0.28	45.2%
Adjusted EPS (3)	$0.84	$0.60	$0.24	40.0%		$1.99	$1.70	$0.29	17.1%

(A)	Excludes net benefit plans cost
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

($ millions, except per share amounts) (unaudited)	YTD 2009	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Operating revenues	13,085	4,457	4,297	4,331	17,661	4,476	4,437	4,388	4,360
Cost of revenue, exclusive of depreciation and amortization	(3,267)	(1,152)	(1,029)	(1,086)	(4,389)	(1,174)	(1,087)	(1,071)	(1,057)
Selling, general and administrative expenses (A)	(4,204)	(1,418)	(1,389)	(1,397)	(6,018)	(1,521)	(1,512)	(1,504)	(1,481)
Net benefit plans cost	(262)	(86)	(88)	(88)	(250)	(40)	(69)	(70)	(71)
EBITDA	5,352	1,801	1,791	1,760	7,004	1,741	1,769	1,743	1,751
EBITDA margin	40.9%	40.4%	41.7%	40.6%	39.7%	38.9%	39.9%	39.7%	40.2%
Depreciation	(1,891)	(636)	(630)	(625)	(2,537)	(683)	(619)	(612)	(623)
Amortization of intangible assets	(576)	(192)	(191)	(193)	(727)	(185)	(173)	(175)	(194)
Restructuring and other	(445)	(191)	(146)	(108)	(871)	(207)	(310)	(71)	(283)
Operating income	2,440	782	824	834	2,869	666	667	885	651
Other (expense) income	(46)	(24)	(23)	1	(253)	(283)	2	6	22
Interest expense	(541)	(171)	(179)	(191)	(791)	(207)	(193)	(193)	(198)
Pre-tax earnings from continuing operations	1,853	587	622	644	1,825	176	476	698	475
Income tax (expense) recovery	(227)	87	(166)	(148)	(469)	(84)	(82)	(194)	(109)
Non-controlling interest	(254)	(90)	(80)	(84)	(323)	(69)	(91)	(89)	(74)
Earnings from continuing operations	1,372	584	376	412	1,033	23	303	415	292
Discontinued operations	(10)	-	(4)	(6)	(90)	(41)	(23)	(23)	(3)
Net earnings (loss)	1,362	584	372	406	943	(18)	280	392	289
Dividends on preferred shares	(81)	(26)	(26)	(29)	(124)	(30)	(32)	(31)	(31)
Net earnings (loss) applicable to common shares	1,281	558	346	377	819	(48)	248	361	258
Net earnings (loss) per common share – basic
Continuing operations	$1.66	$0.72	$0.45	$0.49	$1.13	$(0.01)	$0.34	$0.48	$0.32
Discontinued operations	$(0.01)	$-	$-	$(0.01)	$(0.11)	$(0.05)	$(0.03)	$(0.03)	$-
Net earnings	$1.65	$0.72	$0.45	$0.48	$1.02	$(0.06)	$0.31	$0.45	$0.32
Net earnings (loss) per common share – diluted
Continuing operations	$1.66	$0.72	$0.45	$0.49	$1.12	$(0.01)	$0.33	$0.48	$0.32
Discontinued operations	$(0.01)	$-	$-	$(0.01)	$(0.11)	$(0.05)	$(0.03)	$(0.03)	$-
Net earnings	$1.65	$0.72	$0.45	$0.48	$1.01	$(0.06)	$0.30	$0.45	$0.32
Dividends per common share	$1.175	$0.405	$0.385	$0.385	$0.730	$0.365	$-	$-	$0.365
Average number of common shares outstanding – basic (millions)	774.8	767.2	769.0	788.3	805.8	806.4	806.0	805.6	805.3
Average number of common shares outstanding – diluted (millions)	774.8	767.2	769.0	788.3	807.2	806.9	808.3	807.2	807.1

The following items are included in net earnings (loss):
Net gains (losses) on investments
Continuing operations	37	36	-	1	(358)	(346)	(14)	4	(2)
Discontinued operations	(7)	(4)	(3)	-	(62)	(26)	(16)	(20)	-
Restructuring and other	(291)	(123)	(98)	(70)	(572)	(117)	(210)	(48)	(197)
Total	(261)	(91)	(101)	(69)	(992)	(489)	(240)	(64)	(199)
Impact on net earnings per share	$(0.34)	$(0.12)	$(0.13)	$(0.09)	$(1.23)	$(0.61)	$(0.29)	$(0.08)	$(0.25)
Adjusted EPS	$1.99	$0.84	$0.58	$0.57	$2.25	$0.55	$0.60	$0.53	$0.57

(A)	Excludes net benefit plans cost

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 3

BCE Inc.
Segmented Data (2)

($ millions, except where otherwise indicated) (unaudited)	Q3 2009	Q3 2008	$ change	% change		YTD 2009	YTD 2008	$ change	% change

Revenues
Bell Wireline	2,659	2,632	27	1.0%		7,826	7,914	(88)	(1.1%)
Bell Wireless	1,178	1,175	3	0.3%		3,360	3,346	14	0.4%
Inter-segment eliminations	(49)	(65)	16	24.6%		(148)	(187)	39	20.9%
Total Bell	3,788	3,742	46	1.2%		11,038	11,073	(35)	(0.3%)
Bell Aliant	786	812	(26)	(3.2%)		2,389	2,491	(102)	(4.1%)
Inter-segment eliminations	(117)	(117)	-	0.0%		(342)	(379)	37	9.8%
Total BCE Inc.	4,457	4,437	20	0.5%		13,085	13,185	(100)	(0.8%)

EBITDA
Bell Wireline	973	953	20	2.1%		2,947	2,931	16	0.5%
Margin	36.6%	36.2%		0.4	pts	37.7%	37.0%		0.7	pts
Bell Wireless	475	474	1	0.2%		1,377	1,326	51	3.8%
Margin	40.3%	40.3%		0.0	pts	41.0%	39.6%		1.4	pts
Total Bell	1,448	1,427	21	1.5%		4,324	4,257	67	1.6%
Margin	38.2%	38.1%		0.1	pts	39.2%	38.4%		0.8	pts
Bell Aliant	353	342	11	3.2%		1,028	1,006	22	2.2%
Margin	44.9%	42.1%		2.8	pts	43.0%	40.4%		2.6	pts
Total BCE Inc.	1,801	1,769	32	1.8%		5,352	5,263	89	1.7%
Margin	40.4%	39.9%		0.5	pts	40.9%	39.9%		1.0	pts
Operating income
Bell Wireline	229	125	104	83.2%		868	676	192	28.4%
Bell Wireless	354	338	16	4.7%		992	947	45	4.8%
Total Bell	583	463	120	25.9%		1,860	1,623	237	14.6%
Bell Aliant	199	204	(5)	(2.5%)		580	580	-	0.0%
Total BCE Inc.	782	667	115	17.2%		2,440	2,203	237	10.8%

Capital expenditures
Bell Wireline	412	473	61	12.9%		1,219	1,341	122	9.1%
Capital Intensity (5)	15.5%	18.0%		2.5	pts	15.6%	16.9%		1.3	pts
Bell Wireless	177	93	(84)	(90.3%)		531	264	(267)	n.m.
Capital Intensity	15.0%	7.9%		(7.1	) pts	15.8%	7.9%		(7.9	) pts
Total Bell	589	566	(23)	(4.1%)		1,750	1,605	(145)	(9.0%)
Capital Intensity	15.5%	15.1%		(0.4	) pts	15.9%	14.5%		(1.4	) pts
Bell Aliant	115	139	24	17.3%		344	360	16	4.4%
Capital Intensity	14.6%	17.1%		2.5	pts	14.4%	14.5%		0.1	pts
Total BCE Inc.	704	705	1	0.1%		2,094	1,965	(129)	(6.6%)
Capital Intensity	15.8%	15.9%		0.1	pts	16.0%	14.9%		(1.1	) pts

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 4

BCE Inc.
Segmented Data - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2009	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08

Revenues
Bell Wireline	7,826	2,659	2,575	2,592	10,640	2,726	2,632	2,627	2,655
Bell Wireless	3,360	1,178	1,104	1,078	4,479	1,133	1,175	1,120	1,051
Inter-segment eliminations	(148)	(49)	(51)	(48)	(248)	(61)	(65)	(64)	(58)
Total Bell	11,038	3,788	3,628	3,622	14,871	3,798	3,742	3,683	3,648
Bell Aliant	2,389	786	785	818	3,297	806	812	829	850
Inter-segment eliminations	(342)	(117)	(116)	(109)	(507)	(128)	(117)	(124)	(138)
Total BCE Inc.	13,085	4,457	4,297	4,331	17,661	4,476	4,437	4,388	4,360

EBITDA
Bell Wireline	2,947	973	982	992	3,868	937	953	966	1,012
Margin	37.7%	36.6%	38.1%	38.3%	36.4%	34.4%	36.2%	36.8%	38.1%
Bell Wireless	1,377	475	468	434	1,770	444	474	442	410
Margin	41.0%	40.3%	42.4%	40.3%	39.5%	39.2%	40.3%	39.5%	39.0%
Total Bell	4,324	1,448	1,450	1,426	5,638	1,381	1,427	1,408	1,422
Margin	39.2%	38.2%	40.0%	39.4%	37.9%	36.4%	38.1%	38.2%	39.0%
Bell Aliant	1,028	353	341	334	1,366	360	342	335	329
Margin	43.0%	44.9%	43.4%	40.8%	41.4%	44.7%	42.1%	40.4%	38.7%
Total BCE Inc.	5,352	1,801	1,791	1,760	7,004	1,741	1,769	1,743	1,751
Margin	40.9%	40.4%	41.7%	40.6%	39.7%	38.9%	39.9%	39.7%	40.2%
Operating income
Bell Wireline	868	229	290	349	902	226	125	370	181
Bell Wireless	992	354	338	300	1,241	294	338	316	293
Total Bell	1,860	583	628	649	2,143	520	463	686	474
Bell Aliant	580	199	196	185	726	146	204	199	177
Total BCE Inc.	2,440	782	824	834	2,869	666	667	885	651

Capital expenditures
Bell Wireline	1,219	412	455	352	1,966	625	473	479	389
Capital Intensity	15.6%	15.5%	17.7%	13.6%	18.5%	22.9%	18.0%	18.2%	14.7%
Bell Wireless	531	177	224	130	493	229	93	104	67
Capital Intensity	15.8%	15.0%	20.3%	12.1%	11.0%	20.2%	7.9%	9.3%	6.4%
Total Bell	1,750	589	679	482	2,459	854	566	583	456
Capital Intensity	15.9%	15.5%	18.7%	13.3%	16.5%	22.5%	15.1%	15.8%	12.5%
Bell Aliant	344	115	121	108	527	167	139	127	94
Capital Intensity	14.4%	14.6%	15.4%	13.2%	16.0%	20.7%	17.1%	15.3%	11.1%
Total BCE Inc.	2,094	704	800	590	2,986	1,021	705	710	550
Capital Intensity	16.0%	15.8%	18.6%	13.6%	16.9%	22.8%	15.9%	16.2%	12.6%

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 5

Bell Wireline (2)

($ millions, except where otherwise indicated) (unaudited)	Q3 2009	Q3 2008	% change		YTD 2009	YTD 2008	% change
Bell Wireline
Local & access	783	833	(6.0%)		2,384	2,535	(6.0%)
Long distance	264	290	(9.0%)		813	886	(8.2%)
Data	892	914	(2.4%)		2,723	2,712	0.4%
Video	400	363	10.2%		1,176	1,075	9.4%
Equipment & other	241	135	78.5%		493	431	14.4%
Total external revenues	2,580	2,535	1.8%		7,589	7,639	(0.7%)
Inter-segment revenues	79	97	(18.6%)		237	275	(13.8%)
Total Bell Wireline operating revenue	2,659	2,632	1.0%		7,826	7,914	(1.1%)
Operating expenses	(1,686)	(1,679)	(0.4%)		(4,879)	(4,983)	2.1%
EBITDA	973	953	2.1%		2,947	2,931	0.5%
EBITDA Margin	36.6%	36.2%	0.4	pts	37.7%	37.0%	0.7	pts
Operating income	229	125	83.2%		868	676	28.4%

Capital expenditures	412	473	12.9%		1,219	1,341	9.1%
Capital intensity	15.5%	18.0%	2.5	pts	15.6%	16.9%	1.3	pts

Local
Network access services (NAS) (k)
Residential	3,976	4,303	(7.6%)		3,976	4,303	(7.6%)
Business	3,121	3,233	(3.5%)		3,121	3,233	(3.5%)
Total	7,097	7,536	(5.8%)		7,097	7,536	(5.8%)
Network access service net (losses)/activations (k)
Residential	(77)	(72)	(6.9%)		(255)	(303)	15.8%
Business	(26)	-	n.m.		(84)	(20)	n.m.
Total	(103)	(72)	(43.1%)		(339)	(323)	(5.0%)
Long Distance (LD)
Conversation minutes (M)	2,731	2,853	(4.3%)		8,497	8,768	(3.1%)
Average revenue per minute ($)	0.085	0.093	(8.6%)		0.085	0.092	(7.6%)
Internet
High Speed Internet net activations (k)	22	33	(33.3%)		30	42	(28.6%)
High Speed Internet subscribers EOP (k)	2,084	2,046	1.9%		2,084	2,046	1.9%
Video (DTH and VDSL)
Video EBITDA	83	76	9.2%		266	200	33.0%
Net subscriber activations (k)	40	7	n.m.		72	16	n.m.
Total subscribers EOP (k)	1,924	1,838	4.7%		1,924	1,838	4.7%
ARPU (6) ($/month)	69.35	65.20	6.4%		69.06	64.77	6.6%
Churn (7) (%) (average per month)	1.4%	1.4%	0.0	pts	1.2%	1.2%	0.0	pts

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 6

Bell Wireline - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2009	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Bell Wireline
Local & access	2,384	783	796	805	3,360	825	833	845	857
Long distance	813	264	271	278	1,165	279	290	298	298
Data	2,723	892	919	912	3,723	1,011	914	894	904
Video	1,176	400	389	387	1,450	375	363	356	356
Equipment & other	493	241	119	133	574	143	135	143	153
Total external revenues	7,589	2,580	2,494	2,515	10,272	2,633	2,535	2,536	2,568
Inter-segment revenues	237	79	81	77	368	93	97	91	87
Total Bell Wireline operating revenue	7,826	2,659	2,575	2,592	10,640	2,726	2,632	2,627	2,655
Operating expenses	(4,879)	(1,686)	(1,593)	(1,600)	(6,772)	(1,789)	(1,679)	(1,661)	(1,643)
EBITDA	2,947	973	982	992	3,868	937	953	966	1,012
EBITDA Margin	37.7%	36.6%	38.1%	38.3%	36.4%	34.4%	36.2%	36.8%	38.1%
Operating income	868	229	290	349	902	226	125	370	181

Capital expenditures	1,219	412	455	352	1,966	625	473	479	389
Capital intensity	15.6%	15.5%	17.7%	13.6%	18.5%	22.9%	18.0%	18.2%	14.7%

Local
Network access services (NAS) (k)
Residential (A)	3,976	3,976	4,053	4,153	4,231	4,231	4,303	4,375	4,500
Business (B)	3,121	3,121	3,147	3,179	3,205	3,205	3,233	3,233	3,240
Total	7,097	7,097	7,200	7,332	7,436	7,436	7,536	7,608	7,740
Network access service net (losses)/activations (k)
Residential	(255)	(77)	(100)	(78)	(375)	(72)	(72)	(125)	(106)
Business (B)	(84)	(26)	(32)	(26)	(48)	(28)	-	(7)	(13)
Total	(339)	(103)	(132)	(104)	(423)	(100)	(72)	(132)	(119)
Long Distance (LD)
Conversation minutes (M)	8,497	2,731	2,915	2,851	11,771	3,003	2,853	2,985	2,930
Average revenue per minute ($)	0.085	0.085	0.084	0.085	0.089	0.082	0.093	0.089	0.093
Internet
High Speed Internet net activations (k)	30	22	2	6	50	8	33	(1)	10
High Speed Internet subscribers EOP (k)	2,084	2,084	2,062	2,060	2,054	2,054	2,046	2,013	2,014
Video (DTH and VDSL)
Video EBITDA	266	83	91	92	282	82	76	47	77
Net subscriber activations (k)	72	40	20	12	30	14	7	8	1
Total subscribers EOP (k)	1,924	1,924	1,884	1,864	1,852	1,852	1,838	1,831	1,823
ARPU ($/month)	69.06	69.35	68.98	68.84	65.37	67.15	65.20	64.47	64.65
Churn (%) (average per month)	1.2%	1.4%	1.1%	1.1%	1.2%	1.3%	1.4%	1.1%	1.1%

(A)	At the beginning of Q1 2008, an adjustment of 44k was made to our NAS count, reflecting an extensive review of our historical customer account records.
(B)

In Q1 2008, we adjusted our beginning-of-period business NAS customer base to write-off 273k lines following formal notification received from a major wholesale customer in Q4 2007 that it was in the process of migrating all of its subscribers onto its own network facilities.

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 7

Bell Wireless (2)

($ millions, except where otherwise indicated) (unaudited)	Q3 2009	Q3 2008	% change		YTD 2009	YTD 2008	% change
Bell Wireless

Revenue
Service	1,056	1,062	(0.6%)		3,047	3,026	0.7%
Product	106	104	1.9%		276	285	(3.2%)
Total external Bell Wireless revenues	1,162	1,166	(0.3%)		3,323	3,311	0.4%
Inter-segment	16	9	77.8%		37	35	5.7%
Total Bell Wireless operating revenues	1,178	1,175	0.3%		3,360	3,346	0.4%
Operating expenses	(703)	(701)	(0.3%)		(1,983)	(2,020)	1.8%
EBITDA	475	474	0.2%		1,377	1,326	3.8%
EBITDA margin (Total revenues)	40.3%	40.3%	0.0	pts	41.0%	39.6%	1.4	pts
EBITDA margin (Service revenues)	45.0%	44.6%	0.4	pts	45.2%	43.8%	1.4	pts
Operating Income	354	338	4.7%		992	947	4.8%

Capital expenditures	177	93	(90.3%)		531	264	n.m.
Capital intensity	15.0%	7.9%	(7.1	) pts	15.8%	7.9%	(7.9	) pts

Wireless gross activations (A) (k)	501	439	14.1%		1,271	1,181	7.6%
Post-paid	302	267	13.1%		756	718	5.3%
Wireless net activations (A) (k)	135	117	15.4%		210	234	(10.3%)
Post-paid	122	113	8.0%		221	252	(12.3%)
Wireless subscribers EOP (A) (k)	6,707	6,449	4.0%		6,707	6,449	4.0%
Post-paid	4,966	4,708	5.5%		4,966	4,708	5.5%
Average revenue per unit (ARPU) (B) ($/month)	52.13	56.30	(7.4%)		51.90	54.31	(4.4%)
Pre-paid	18.36	18.19	0.9%		16.83	17.38	(3.2%)
Post-paid	64.09	68.17	(6.0%)		63.00	66.23	(4.9%)
Churn (%) (B) (average per month)	1.8%	1.6%	(0.2	) pts	1.7%	1.6%	(0.1	) pts
Pre-paid	3.5%	3.2%	(0.3	) pts	3.2%	3.0%	(0.2	) pts
Post-paid	1.3%	1.1%	(0.2	) pts	1.3%	1.2%	(0.1	) pts
Usage per subscriber (B) (min/month)	309	302	2.3%		306	295	3.7%
Cost of acquisition (COA) (B) (8) ($/sub)	320	398	19.6%		352	403	12.7%
PRO FORMA (C)
Average revenue per unit (ARPU) (C) ($/month)	52.13	54.63	(4.6%)		50.80	52.72	(3.6%)
Pre-paid	18.36	18.84	(2.5%)		17.22	18.00	(4.3%)
Post-paid	64.09	68.07	(5.8%)		62.91	66.17	(4.9%)
Churn (%) (C) (average per month)	1.8%	1.7%	(0.1	) pts	1.8%	1.7%	(0.1	) pts
Pre-paid	3.5%	3.1%	(0.4	) pts	3.3%	3.0%	(0.3	) pts
Post-paid	1.3%	1.1%	(0.2	) pts	1.3%	1.2%	(0.1	) pts
Usage per subscriber (C) (min/month)	309	294	5.1%		300	287	4.5%
Cost of acquisition (COA) (C) (8) ($/sub)	320	378	15.3%		340	384	11.5%

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)	Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.
(C)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 8

Bell Wireless - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2009	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Bell Wireless

Revenue
Service	3,047	1,056	1,005	986	4,059	1,033	1,062	1,008	956
Product	276	106	88	82	375	90	104	99	82
Total external Bell Wireless revenues	3,323	1,162	1,093	1,068	4,434	1,123	1,166	1,107	1,038
Inter-segment	37	16	11	10	45	10	9	13	13
Total Bell Wireless operating revenues	3,360	1,178	1,104	1,078	4,479	1,133	1,175	1,120	1,051
Operating expenses	(1,983)	(703)	(636)	(644)	(2,709)	(689)	(701)	(678)	(641)
EBITDA	1,377	475	468	434	1,770	444	474	442	410
EBITDA margin (Total revenues)	41.0%	40.3%	42.4%	40.3%	39.5%	39.2%	40.3%	39.5%	39.0%
EBITDA margin (Service revenues)	45.2%	45.0%	46.6%	44.0%	43.6%	43.0%	44.6%	43.8%	42.9%
Operating Income	992	354	338	300	1,241	294	338	316	293

Capital expenditures	531	177	224	130	493	229	93	104	67
Capital intensity	15.8%	15.0%	20.3%	12.1%	11.0%	20.2%	7.9%	9.3%	6.4%

Wireless gross activations (A) (k)	1,271	501	404	366	1,651	470	439	391	351
Post-paid	756	302	244	210	970	252	267	253	198
Wireless net activations (A) (k)	210	135	45	30	351	117	117	83	34
Post-paid	221	122	64	35	332	80	113	111	28
Wireless subscribers EOP (A) (B) (C) (k)	6,707	6,707	6,572	6,527	6,497	6,497	6,449	6,332	6,250
Post-paid	4,966	4,966	4,844	4,780	4,745	4,745	4,708	4,595	4,478
Average revenue per unit (ARPU) (D) ($/month)	51.90	52.13	52.05	51.52	54.29	54.22	56.30	54.27	52.32
Pre-paid	16.83	18.36	16.41	15.38	17.14	16.40	18.19	17.48	16.50
Post-paid	63.00	64.09	62.58	62.34	66.09	65.69	68.17	66.19	64.27
Churn (%) (D) (average per month)	1.7%	1.8%	1.7%	1.6%	1.6%	1.7%	1.6%	1.6%	1.6%
Pre-paid	3.2%	3.5%	3.3%	2.9%	3.1%	3.3%	3.2%	3.0%	2.8%
Post-paid	1.3%	1.3%	1.3%	1.2%	1.2%	1.3%	1.1%	1.1%	1.3%
Usage per subscriber (D) (min/month)	306	309	316	293	301	310	302	305	281
Cost of acquisition (COA) (D) ($/sub)	352	320	356	397	395	373	398	417	396
PRO FORMA (E)
Average revenue per unit (ARPU) (E) ($/month)	50.80	52.13	50.46	49.84	52.70	52.56	54.63	52.70	50.84
Pre-paid	17.22	18.36	17.26	16.05	17.83	17.33	18.84	18.05	17.11
Post-paid	62.91	64.09	62.48	62.24	66.02	65.47	68.07	66.16	64.27
Churn (%) (E) (average per month)	1.8%	1.8%	1.8%	1.7%	1.7%	1.8%	1.7%	1.6%	1.7%
Pre-paid	3.3%	3.5%	3.3%	3.0%	3.1%	3.4%	3.1%	3.0%	2.8%
Post-paid	1.3%	1.3%	1.3%	1.3%	1.2%	1.3%	1.1%	1.1%	1.3%
Usage per subscriber (E) (min/month)	300	309	307	285	292	302	294	296	273
Cost of acquisition (COA) (E) ($/sub)	340	320	333	374	373	347	378	400	374

(A)	Total wireless gross activations, net activations and EOP subscribers include 100% of Virgin Mobile’s subscribers.
(B)

The Q2 2008 beginning of period wireless subscriber base was decreased by 1k (postpaid increased by 6k while pre-paid decreased by 7k) as a result of the integration of Aliant Mobility’s billing system.

(C)

The Q4 2008 Wireless subscriber base reflected the removal of 37k analog subscribers (11k postpaid, 26k prepaid) due to the decommissioning of the analog network. Additionally, the tightening of Virgin Mobile Canada credit and activation processes resulted in 32k Virgin postpaid subscribers being removed from the subscriber base. These adjustments are not included in the net activation or churn metrics.

(D)

Beginning in Q3 2009, wireless average revenue per unit, churn, usage per subscriber and cost of acquisition reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.

(E)	Wireless average revenue per unit, churn, usage per subscriber and cost of acquisition in the prior years have been restated to include 100% of Virgin Mobile results, rather than 50%.

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 9

     BCE Inc.
Net debt and other information (2)

BCE Inc. - Net debt and preferreds

At September 30, 2009	BCE Inc.
(unaudited)
($ millions, except where otherwise indicated)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	464	96	560
Long-term debt	7,757	2,751	10,508
Securitization of accounts receivable	1,140	165	1,305
Preferred shares - BCE	2,770	-	2,770
Cash and cash equivalents	(1,159)	(28)	(1,187)
Net debt	10,972	2,984	13,956
Bell - Balance Sheet Information
(unaudited)
($ millions, except where otherwise indicated)	September 30	June 30	March 31*	Dec. 31*
	2009	2009	2009	2008
Debt due within one year	464	1,077	1,788	1,878
Long-term debt	7,757	7,825	7,685	7,648
Securitization of accounts receivable	1,140	1,140	1,108	1,140
Preferred shares - BCE	2,770	2,770	2,770	2,770
Cash and cash equivalents	(1,159)	(1,749)	(2,339)	(3,045)
Net Debt	10,972	11,063	11,012	10,391

Net Debt: Trailing 12 month EBITDA, including Bell Aliant distributions to BCE	1.83	1.85	1.86	1.75
EBITDA, including Bell Aliant distributions to BCE: Net interest, securitization costs and preferred dividends (trailing 12 months)	8.52	8.34	8.24	8.33
	* Includes $650 million BCE debt.

Cash Flow Information
(unaudited)	Q3 2009	Q3 2008	$ change	% change	YTD 2009	YTD 2008	$ change	% change
($ millions, except where otherwise indicated)

Free Cash Flow (FCF)
Cash from operating activities	1,230	1,342	(112)	(8.3%)	3,134	3,256	(122)	(3.7%)
Capital expenditures	(589)	(566)	(23)	(4.1%)	(1,750)	(1,605)	(145)	(9.0%)
Other investing activities	(39)	(732)	693	94.7%	(81)	(729)	648	88.9%
Dividends paid on preferred shares	(26)	(31)	5	16.1%	(81)	(98)	17	17.3%
Bell Aliant distributions to BCE	73	73	-	0.0%	219	218	1	0.5%
FCF	649	86	563	n.m.	1,441	1,042	399	38.3%

Cash Flow Information - Historical Trend
(unaudited)	YTD 2009	Q3 2009	Q2 2009	Q1 2009	Total 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
($ millions, except where otherwise indicated)

Free Cash Flow (FCF)
Cash from operating activities	3,134	1,230	1,181	723	4,716	1,460	1,342	1,193	721
Capital expenditures	(1,750)	(589)	(679)	(482)	(2,459)	(854)	(566)	(583)	(456)
Other investing activities	(81)	(39)	(28)	(14)	(729)	-	(732)	-	3
Dividends paid on preferred shares	(81)	(26)	(27)	(28)	(129)	(31)	(31)	(32)	(35)
Bell Aliant distributions to BCE	219	73	73	73	290	72	73	74	71
FCF	1,441	649	520	272	1,689	647	86	652	304

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 10

BCE Inc.
Consolidated Balance Sheet Data

	September 30	June 30	March 31	December 31
($ millions, except where otherwise indicated) (unaudited)	2009	2009	2009	2008
ASSETS
Current assets
Cash and cash equivalents	1,187	1,761	2,356	3,052
Accounts receivable	1,450	1,440	1,667	1,826
Future income taxes	134	88	88	86
Inventory	473	304	268	272
Prepaid and other expenses	417	479	447	303
Current assets of discontinued operations	3	11	45	39
Total current assets	3,664	4,083	4,871	5,578
Capital assets
Property, plant and equipment	19,392	19,312	19,254	19,406
Finite-life intangible assets	2,541	2,624	2,698	2,693
Indefinite-life intangible assets	3,778	3,724	3,710	3,697
Total capital assets	25,711	25,660	25,662	25,796
Other long-term assets	2,530	2,549	2,660	2,610
Goodwill	5,820	5,659	5,663	5,659
Non-current assets of discontinued operations	6	13	22	20
Total assets	37,731	37,964	38,878	39,663
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,361	3,080	3,136	3,528
Interest payable	138	120	167	139
Dividends payable	353	338	345	337
Debt due within one year	560	1,171	2,196	2,201
Current liabilities of discontinued operations	11	18	34	22
Total current liabilities	4,423	4,727	5,878	6,227
Long-term debt	10,508	10,573	10,133	10,099
Other long-term liabilities	4,770	4,939	4,910	4,946
Total liabilities	19,701	20,239	20,921	21,272
Non-controlling interest	1,061	1,063	1,072	1,080
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	2,770	2,770	2,770
Common shareholders’ equity
Common shares	12,921	12,921	13,148	13,525
Treasury stock	-	-	(95)	(86)
Contributed surplus	2,489	2,488	2,505	2,531
Accumulated other comprehensive income	127	69	102	39
Deficit	(1,338)	(1,586)	(1,545)	(1,468)
Total common shareholders’ equity	14,199	13,892	14,115	14,541
Total shareholders’ equity	16,969	16,662	16,885	17,311
Total liabilities and shareholders’ equity	37,731	37,964	38,878	39,663
Number of common shares outstanding	767.2	767.2	780.6	803.1

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 11

BCE Inc.
Consolidated Cash Flow Data

($ millions, except where otherwise indicated) (unaudited)	Q3 2009	Q3 2008	$ change		YTD 2009	YTD 2008	$ change
Cash flows from operating activities
Net earnings	584	280	304		1,362	961	401
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	-	(23)	23		(10)	(49)	39
Earnings from continuing operations	584	303	281		1,372	1,010	362
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	828	792	36		2,467	2,396	71
Net benefit plans cost	86	69	17		262	210	52
Restructuring and other	191	310	(119)		445	664	(219)
(Gains) losses on investments	(36)	14	(50)		(38)	16	(54)
Future income taxes	(228)	(23)	(205)		(246)	2	(248)
Non-controlling interest	90	91	(1)		254	254	-
Contributions to employee pension plans	(99)	(49)	(50)		(283)	(141)	(142)
Other employee future benefit plan payments	(25)	(25)	-		(72)	(72)	-
Payments of restructuring and other	(70)	(84)	14		(252)	(137)	(115)
Operating assets and liabilities	216	251	(35)		27	(110)	137
	1,537	1,649	(112)		3,936	4,092	(156)
Bell Aliant distributions to BCE	73	73	-		219	218	1
Capital expenditures	(704)	(705)	1		(2,094)	(1,965)	(129)
Other investing activities	(38)	(732)	694		(78)	(727)	649
Cash dividends paid on preferred shares	(26)	(31)	5		(81)	(98)	17
Cash distributions paid by subsidiaries to non-controlling interest	(93)	(92)	(1)		(277)	(274)	(3)
Bell Aliant Free Cash Flow	(100)	(76)	(24)		(184)	(204)	20
Free Cash Flow (3)	649	86	563		1,441	1,042	399
Bell Aliant undistributed Free Cash Flow	27	3	24		(35)	(14)	(21)
Business acquisitions	(313)	-	(313)		(334)	(55)	(279)
Business dispositions	10	-	10		10	(10)	20
Going-private costs	-	(148)	148		(7)	(165)	158
Increase in investments	(2)	(1)	(1)		(3)	(5)	2
Decrease in investments	55	-	55		55	1	54
(Decrease) increase in notes payable and bank advances	(5)	26	(31)		(155)	41	(196)
Issue of long-term debt	-	-	-		1,348	50	1,298
Repayment of long-term debt	(656)	(94)	(562)		(2,336)	(378)	(1,958)
Cash dividends paid on common shares	(296)	-	(296)		(891)	(587)	(304)
Issue of common shares	-	11	(11)		2	27	(25)
Repurchase of common shares	-	-	-		(894)	-	(894)
Issue of equity securities by subsidiaries to non-controlling interest	-	1	(1)		-	1	(1)
Other financing activities	(38)	(9)	(29)		(79)	(30)	(49)
	(1,218)	(211)	(1,007)		(3,319)	(1,124)	(2,195)
Cash flows used in continuing operations	(569)	(125)	(444)		(1,878)	(82)	(1,796)
Cash flows used in discontinued operations activities	(2)	(1)	(1)		(7)	(20)	13
Cash flows (used in) from discontinued investing activities	(6)	29	(35)		11	28	(17)
Cash flows used in discontinued financing activities	-	(2)	2		-	(2)	2
Net decrease in cash and cash equivalents	(577)	(99)	(478)		(1,874)	(76)	(1,798)
Cash and cash equivalents at beginning of period	1,766	2,681	(915)		3,063	2,658	405
Cash and cash equivalents at end of period	1,189	2,582	(1,393)		1,189	2,582	(1,393)
Consists of:
Cash and cash equivalents of continuing operations	1,187	2,573	(1,386)		1,187	2,573	(1,386)
Cash and cash equivalents of discontinued operations	2	9	(7)		2	9	(7)
Total	1,189	2,582	(1,393)		1,189	2,582	(1,393)

Other information
Cash flow per share (9)	$1.08	$1.17	$(0.09)		$2.38	$2.64	$(0.26)
Annualized cash flow yield (10)	10.3%	5.7%	4.6	pts	10.3%	5.7%	4.6	pts
Common dividend payout (11)	48.2%	0.0%	48.2	pts	59.0%	21.5%	37.5	pts

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

($ millions, except where otherwise indicated) (unaudited)	YTD 2009	Q3 09	Q2 09	Q1 09	Total 2008	Q4 08	Q3 08	Q2 08	Q1 08
Cash flows from operating activities
Net earnings (loss)	1,362	584	372	406	943	(18)	280	392	289
Less: Losses from discontinued operations, net of income taxes and non-controlling interest	(10)	-	(4)	(6)	(90)	(41)	(23)	(23)	(3)
Earnings from continuing operations	1,372	584	376	412	1,033	23	303	415	292
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	2,467	828	821	818	3,264	868	792	787	817
Net benefit plans cost	262	86	88	88	250	40	69	70	71
Restructuring and other	445	191	146	108	871	207	310	71	283
(Gains) losses on investments	(38)	(36)	-	(2)	308	292	14	-	2
Future income taxes	(246)	(228)	(5)	(13)	129	127	(23)	92	(67)
Non-controlling interest	254	90	80	84	323	69	91	89	74
Contributions to employee pension plans	(283)	(99)	(92)	(92)	(232)	(91)	(49)	(48)	(44)
Other employee future benefit plan payments	(72)	(25)	(23)	(24)	(96)	(24)	(25)	(24)	(23)
Payments of restructuring and other	(252)	(70)	(105)	(77)	(305)	(168)	(84)	(29)	(24)
Operating assets and liabilities	27	216	188	(377)	364	474	251	116	(477)
	3,936	1,537	1,474	925	5,909	1,817	1,649	1,539	904
Bell Aliant distributions to BCE	219	73	73	73	290	72	73	74	71
Capital expenditures	(2,094)	(704)	(800)	(590)	(2,986)	(1,021)	(705)	(710)	(550)
Other investing activities	(78)	(38)	(27)	(13)	(726)	1	(732)	2	3
Cash dividends paid on preferred shares	(81)	(26)	(27)	(28)	(129)	(31)	(31)	(32)	(35)
Cash distributions paid by subsidiaries to non-controlling interest	(277)	(93)	(92)	(92)	(366)	(92)	(92)	(92)	(90)
Bell Aliant Free Cash Flow	(184)	(100)	(81)	(3)	(303)	(99)	(76)	(129)	1
Free Cash Flow	1,441	649	520	272	1,689	647	86	652	304
Bell Aliant undistributed Free Cash Flow	(35)	27	8	(70)	13	27	3	55	(72)
Business acquisitions	(334)	(313)	(1)	(20)	(56)	(1)	-	(24)	(31)
Business dispositions	10	10	-	-	(10)	-	-	-	(10)
Going-private costs	(7)	-	(1)	(6)	(163)	2	(148)	(8)	(9)
Increase in investments	(3)	(2)	(1)	-	(8)	(3)	(1)	(2)	(2)
Decrease in investments	55	55	-	-	1	-	-	1	-
(Decrease) increase in notes payable and bank advances	(155)	(5)	(238)	88	1	(40)	26	(50)	65
Issue of long-term debt	1,348	-	1,348	-	50	-	-	50	-
Repayment of long-term debt	(2,336)	(656)	(1,586)	(94)	(502)	(124)	(94)	(182)	(102)
Cash dividends paid on common shares	(891)	(296)	(301)	(294)	(587)	-	-	(293)	(294)
Issue of common shares	2	-	1	1	50	23	11	15	1
Repurchase of common shares	(894)	-	(337)	(557)	(92)	(92)	-	-	-
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-	-	1	-	1	-	-
Other financing activities	(79)	(38)	(31)	(10)	15	45	(9)	(10)	(11)
	(3,319)	(1,218)	(1,139)	(962)	(1,287)	(163)	(211)	(448)	(465)
Cash flows (used in) from continuing operations	(1,878)	(569)	(619)	(690)	402	484	(125)	204	(161)
Cash flows (used in) from discontinued operations activities	(7)	(2)	3	(8)	(22)	(2)	(1)	(5)	(14)
Cash flows from (used in) discontinued investing activities	11	(6)	17	-	27	(1)	29	-	(1)
Cash flows used in discontinued financing activities	-	-	-	-	(2)	-	(2)	-	-
Net (decrease) increase in cash and cash equivalents	(1,874)	(577)	(599)	(698)	405	481	(99)	199	(176)
Cash and cash equivalents at beginning of period	3,063	1,766	2,365	3,063	2,658	2,582	2,681	2,482	2,658
Cash and cash equivalents at end of period	1,189	1,189	1,766	2,365	3,063	3,063	2,582	2,681	2,482
Consists of:
Cash and cash equivalents of continuing operations	1,187	1,187	1,761	2,356	3,052	3,052	2,573	2,674	2,475
Cash and cash equivalents of discontinued operations	2	2	5	9	11	11	9	7	7
Total	1,189	1,189	1,766	2,365	3,063	3,063	2,582	2,681	2,482

Other information
Cash flow per share	$2.38	$1.08	$0.88	$0.42	$3.63	$0.99	$1.17	$1.03	$0.44
Annualized cash flow yield	10.3%	10.3%	8.3%	8.5%	8.4%	8.4%	5.7%	8.1%	7.6%
Common dividend payout	59.0%	48.2%	66.4%	67.5%	32.4%	66.4%	0.0%	0.0%	64.0%

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 13

Accompanying Notes

(1)

Throughout this report, BCE means BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its affiliated entities.

(2)

We report our results of operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our reportable segments as strategic business units organized by products and services.

During the third quarter of 2008, certain elements of our operating segments were realigned to reflect changes in our management accountabilities for operations. Our reportable segments did not change.

(3)

Non-GAAP Financial Measures

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less cost of revenue, selling, general and administrative expenses and net benefit plans costs, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors, such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

The most comparable Canadian GAAP financial measure is operating income.

Adjusted earnings per share (EPS)
The term adjusted EPS does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define adjusted EPS as EPS before restructuring and other and net losses (gains) on investments.

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 14

Accompanying Notes

We use adjusted EPS among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other and net losses (gains) on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable Canadian GAAP financial measure is EPS.

FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and to reinvest in our company. We present free cash flow on a consistent basis from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow when valuing a business and its underlying assets.

The most comparable Canadian GAAP financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 15

Accompanying Notes

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period
(11)	Common dividend payout is calculated as follows: Dividends per common share Adjusted EPS

BCE Inc. Supplementary Financial Information – Third Quarter 2009 Page 16